UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, November 2018
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Commission File Number 1-38232
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BlackBerry Limited
(Translation of registrant’s name into English)
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2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry to Acquire Cylance and Add Premier AI and Cybersecurity Capabilities

BlackBerry to Acquire Cylance and Add Premier AI and Cybersecurity Capabilities

–	Next-Generation Machine Learning to Complement Entire BlackBerry Technology Portfolio

–	Integrated BlackBerry Solutions to be First to Intelligently Protect Fixed and Mobile Endpoints

–	Embeddable AI Technology to Accelerate Development of BlackBerry Spark EoT Platform

WATERLOO, Ont. and IRVINE, Calif. - November 16, 2018 - BlackBerry Limited (NYSE: BB; TSX: BB) today announced it has entered into a definitive agreement to wholly acquire Cylance, an artificial intelligence and cybersecurity leader, for US $1.4 billion in cash, plus the assumption of unvested employee incentive awards. Pending regulatory approvals and other customary closing conditions, the deal is expected to close prior to the end of BlackBerry’s current fiscal year (February 2019).

“Cylance’s leadership in artificial intelligence and cybersecurity will immediately complement our entire portfolio, UEM and QNX in particular. We are very excited to onboard their team and leverage our newly combined expertise,” said John Chen, Executive Chairman and CEO of BlackBerry. “We believe adding Cylance’s capabilities to our trusted advantages in privacy, secure mobility, and embedded systems will make BlackBerry Spark indispensable to realizing the Enterprise of Things.”

According to Gartner in its most recent Internet of Things Backbone Survey: security was cited as the top barrier to IoT success (35%), with privacy concerns (25%), and potential risks and liabilities (25%) also in the top five.

Cylance is a pioneer in applying artificial intelligence, algorithmic science, and machine learning to cybersecurity software that has proven highly effective at predicting and preventing known and unknown threats to fixed endpoints. The fast-growing company has become a market leader with an advanced and lightweight agent that resides on the endpoint, operates both online and off, and requires a minimum of memory and power to function. Founded in 2012, Cylance generates highly recurring revenue from over 3,500 active enterprise customers, including more than 20% of the Fortune 500.

“Our highly skilled cybersecurity workforce and market leadership in next-generation endpoint solutions will be a perfect fit within BlackBerry where our customers, teams and technologies will gain immediate benefits from BlackBerry’s global reach,” said Stuart McClure, Co-Founder, Chairman, and CEO of Cylance. “We are eager to leverage BlackBerry’s mobility and security strengths to adapt our advanced AI technology to deliver a single platform.”

BlackBerry Spark Platform
BlackBerry Spark is a next-generation secure chip-to-edge communications platform for the EoT that will create and leverage trusted connections between any endpoint. Designed for ultra-security and industry-specific safety-certifications, such as ISO 26262 in automobiles, BlackBerry Spark will leverage the company’s deep portfolio of technology that includes FIPS-validated, app-level, AES 256-bit encryption to ensure data is always protected. BlackBerry Spark enables organizations to comply with stringent multi-national regulatory requirements. In fact, BlackBerry is the only EoT platform provider to achieve Common Criteria EAL4+ for both iOS and Android, offering the highest level of security in the market.

BlackBerry expects that after the anticipated close of the transaction, Cylance will operate as a separate business unit within BlackBerry Limited.

Investor conference call details
BlackBerry will host an investor conference call beginning at 8:30 a.m. EDT, Friday, November 16, 2018. The call can be accessed by dialing (866) 393-4306 and providing Conference ID #2284588, or live streamed on the company’s website at http://ca.blackberry.com/company/investors/events.html.

A replay of the call will be available on November 16, 2018 by dialing (855) 859-2056 and entering Conference ID #2284588.

Additional details on the acquisition and the two companies can be found at BlackBerry.com/Investors.

Perella Weinberg Partners LP acted as exclusive financial advisor and Morrison Foerster LLP acted as legal advisor to BlackBerry. Cylance was advised on the transaction by Morgan Stanley and Jones Day.

About BlackBerry
BlackBerry Limited (NYSE: BB; TSX: BB) enables the Enterprise of Things by providing the technology that allows endpoints to trust one another, communicate securely, and maintain privacy. Based in Waterloo, Ontario, the company was founded in 1984 and operates globally. For more information, visit www.BlackBerry.com and follow @BlackBerry.

About Cylance
Cylance develops artificial intelligence to deliver prevention-first, predictive security products and smart, simple, secure solutions that change how organizations approach endpoint security. Cylance provides full spectrum predictive threat prevention and visibility across the enterprise to combat the most notorious and advanced cybersecurity attacks. With AI-based malware prevention, threat hunting, automated detection and response, and expert security services, Cylance protects the endpoint without increasing staff workload or costs. We call it the Science of Safe. Learn more at www.cylance.com.
Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. These forward-looking statements include statements relating to the proposed acquisition of Cylance and expectations regarding the timing and benefits thereof.  Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including the risk that BlackBerry may be unable to obtain regulatory approvals required for the proposed acquisition or may be unable to obtain those approvals on favorable terms; the risk that the required regulatory approvals may delay the proposed acquisition; the risk that a condition to the closing of the proposed acquisition may not be satisfied or the acquisition agreement may be terminated prior to closing; risks associated with the integration of the Cylance business; and those risks described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

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Media Contacts:
BlackBerry
(519) 597-7273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry
(519) 888-7465
investor_relations@BlackBerry.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	November 16, 2018	By:	/s/ Steven Capelli
			Name:	Steven Capelli
			Title:	Chief Financial Officer & Chief Operating Officer